KBRA

KROLL BOND RATING AGENCY, LLC

Form NRSRO Annual Certification


EXHIBIT 6:

Conflicts of Interest Related to the Issuance of Credit Ratings




Form NRSRO Exhibit 6

Exhibit 6. Identify in this Exhibit the types of conflicts of interest relating to the issuance of credit ratings by the Applicant/NRSRO that are material to the Applicant/NRSRO.

Kroll Bond Rating Agency, LLC ("KBRA") has the following types of conflicts of interest relating to the issuance of ratings:

1)   KBRA is paid by issuers or underwriters to determine credit ratings with respect to securities they issue or underwrite.

2)   KBRA issues and maintains credit ratings for securities or money market instruments issued by an asset pool or as part of any asset-backed securities transaction that was paid for the issuer, sponsor, or underwriter of the security or money market instrument.

3)   KBRA is paid by obligors to determine credit ratings of the obligors.

4)   KBRA is paid for services in addition to determining credit ratings by issuers that have paid KBRA to determine a credit rating.

5)   KBRA is paid by persons for subscriptions to receive or access KBRA's ratings where such persons may use the credit ratings of KBRA to comply with, and obtain benefits and relief under, statutes and regulations using the term "nationally recognized statistical rating organization."

6)   KBRA is paid by persons for subscriptions to receive or access KBRA's ratings where such persons may also own investments or have entered into transactions that could be favorably or adversely impacted by a credit rating issued by KBRA.

7)   KBRA allows persons within the organization to directly own securities or money market instruments of, or have other direct ownership interest in, issuers or obligors subject to a credit rating determined by KBRA.

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